UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 2 and 23, 2015, Formula Systems (1985) Ltd. (“Formula” or the “Company”) filed publicly in Israel with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) initial and revised drafts, respectively, of trust indentures to which Formula may become party in connection with its potential offer of debentures in Israel under its Israeli shelf prospectus (the “Israeli Shelf Prospectus”). As reported by the Company in its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on August 10, 2015, Formula may offer from time to time, in Israel, pursuant to the Israeli Shelf Prospectus an indeterminate number of ordinary shares, nonconvertible debt securities, convertible debt securities, warrants, options to purchase debt securities and short-term (one-year term) tradable notes. In its reports that accompanied the filing of the draft indentures, Formula noted that it is considering publication of a prospectus supplement to the foregoing Israeli Shelf Prospectus, pursuant to which Formula would offer to the Israeli public, in a uniform manner, either or both of two new series of debentures. One series of debentures (the “Secured Debentures”) would be secured by liens on the shares of the Company’s subsidiaries and affiliate held by the Company, while the second series (the “Convertible Debentures,” and, together with the Secured Debentures, the “New Debentures”) would be convertible into ordinary shares of the Company.

Publication of the final-form indentures for the New Debentures, as well as the actual offering of the New Debentures, is subject to receipt of the required approvals under Israeli law, including the approval of the Company’s board of directors, the ISA and the TASE.

To the extent that the New Debentures are actually offered, they will be offered only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), and will be offered in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) that is exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 24, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer